Exhibit 99.20
IsoTis Expects Delisting from SWX, Euronext, and TSX in July 2007
Update and Timeline on Conclusion of Exchange Offer
IRVINE, CA, USA — June 18, 2007 — IsoTis, Inc. (NASDAQ: ISOT), the orthobiologics company, today announced that it is at the final stage of concluding the Exchange Offer it launched for all of the outstanding shares of ISOTIS SA on December 15, 2006. After this last step of the Exchange Offer, ISOTIS SA will no longer be listed on SWX Swiss Exchange, Euronext Amsterdam and the Toronto Stock Exchange.
On February 7, 2007, at the end of the first phase of the Exchange Offer, 64,180,460 shares in ISOTIS SA had been tendered, representing approximately 90.5% of the issued and outstanding share capital of the ISOTIS SA. As announced in the prospectuses issued in connection with the Exchange Offer and in the communications by the company during the Exchange Offer, IsoTis, Inc., is preparing to obtain the approximately 9.5% still outstanding ISOTIS SA shares through a squeeze-out merger under Swiss law. The squeeze-out merger will occur following a vote of the shareholders at an Extraordinary General Meeting (EGM). The required vote to effect the squeeze-out merger is 90% of the outstanding shares. Because IsoTis, Inc. owns in excess of 90% of the outstanding shares of ISOTIS SA and intends to vote those shares in favor of the squeeze-out merger at the EGM, the company expects that the squeeze-out merger will be approved. Once the squeeze-out merger is approved, ISOTIS SA will merge with IsoTis International SA, a newly formed subsidiary of IsoTis, Inc. In connection with the merger, shareholders of ISOTIS SA will receive, in exchange for their ISOTIS SA shares, shares of common stock of the company under the same conditions as shareholders who participated in the Exchange Offer, namely one company share for every 10 ISOTIS SA shares. The company shares issued in the squeeze-out merger will be listed on the Nasdaq Global Market.
The company will request that as soon as the EGM of the shareholders of ISOTIS SA has passed the required motion, and the merger becomes effective, the ISOTIS SA shares will be delisted from SWX Swiss Exchange, Euronext Amsterdam, and from the Toronto Stock Exchange. The EGM will be held on July 23 from 9 am until approximately 9:30 am in Lausanne, Switzerland.
Projected Timeline

June 18	Mailing of Notice of Extraordinary General Meeting of ISOTIS SA to registered shareholders
July 23	Extraordinary General Meeting of ISOTIS SA, followed by delisting of ISOTIS SA shares from SWX Swiss Exchange, Euronext Amsterdam, and the Toronto Stock Exchange
Approximately July 27	Settlement of share exchange
About IsoTis, Inc.
IsoTis is a leading orthobiologics company that develops, manufactures and markets proprietary products for the treatment of musculoskeletal diseases and disorders. IsoTis’ current orthobiologics products are bone graft substitutes that promote the regeneration of bone and are used to repair natural, trauma-related and surgically-created defects common in orthopedic procedures, including spinal fusions. IsoTis’ current commercial business is highlighted by its Accell line of products, which the company believes represents the next generation in bone graft substitution.

For information contact: Rob Morocco, CFO (949) 855-7155 robert.morocco@isotis.com	Hans Herklots, Director IR (949) 855-7195 or +41 (21) 620-6011 hans.herklots@isotis.com
Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,”

“expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, a competitive sales and marketing environment, the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (i.e.. EMEA, CE), including the risk that the Company is unable to obtain 510(k) clearance for its Accell products, that the FDA requires the Company to produce additional clinical data to support approval or clearance of its products, that the FDA imposes compliance measures against the Company for the marketing of its Accell products, including imposing fines and injunctions or causing the Company to recall its Accell products, market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet, conditions imposed for required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 of IsoTis SA, the predecessor of the Company, filed with the SEC, to IsoTis SA’s reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX), and to the reports filed from time to time by the Company with the SEC, including its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007.
The Exchange Offer is being made for the shares of IsoTis SA, a Swiss company, that are listed on the SWX Swiss Exchange, on Euronext Amsterdam N.V. and the Toronto Stock Exchange. The Exchange Offer is subject to disclosure requirements of Switzerland, the Netherlands and Canada, which requirements may be different from those of the United States. U.S. shareholders should be aware that, to the extent permissible, IsoTis, Inc. may purchase IsoTis Swiss Shares otherwise than under the Exchange Offer, such as in open market or privately negotiated purchases.